UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

32 Biosciences, Inc.

Legal status of Issuer:

    Form:

    Corporation

    Jurisdiction of Incorporation/Organization:

    Delaware

    Date of Organization:

    June 5, 2023

Physical Address of Issuer:

3333 Green Bay Rd., Suite 210, North Chicago, Illinois 60064

Website of Issuer:

https://32biosciences.com/

Current Number of Employees:

7

	Most recent fiscal year-end (2025)	Prior fiscal year-end (2024)
Total Assets	$2,091,486	$1,478,698
Cash & Cash Equivalents	$1,857,311	$1,183,699
Accounts Receivable	$0	$0
Current Liabilities	$358,681	$14,917
Long-Term Liabilities	$5,378,215	$3,177,281
Revenues/Sales	$0	$53,691
Cost of Goods Sold*	$0	$0
Taxes Paid	$0	$0
Net Income/(Net Loss)	$(3,091,429)	$(1,742,797)

*Cost of Revenues

TABLE OF CONTENTS

32 Biosciences, Inc.

This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by 32 Biosciences, Inc. ("**32 Biosciences,**" the "**Company**," "**we**," "**us**," or "**our**") for the sole purpose of providing certain information about the Company as required by the U.S. Securities and Exchange Commission ("**SEC**" or "**Commission**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The SEC does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission and annually post the report on its website at https://32biosciences.com/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party or (5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 21, 2026.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide any information different from that contained in this Form C-AR. If anyone provides you with different or inconsistent information, you should not rely on it. Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein or therein, including Exhibit A and Exhibit B, contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections regarding its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statements made in this Form C-AR or any documents incorporated by reference herein or therein is accurate only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR, whether as a result of new information, future developments or otherwise, or to conform these statements to actual results or to changes in our expectations.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

The Issuer is not subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form C-AR to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

32 Biosciences, Inc.
(Issuer)

By: /s/ Peter Farmakis
(Signature)

Peter Farmakis
(Name)

Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Peter Farmakis
(Signature)

Peter Farmakis
(Name)

Chairman
(Title)

April 21, 2026
(Date)

/s/ Jayson Slotnik
(Signature)

Jayson Slotnik
(Name)

Director
(Title)

April 21, 2026
(Date)

/s/ Franklin R. Cockerill III
_____
(Signature)

Franklin R. Cockerill III
_____
(Name)

Director
_____
(Title)

April 21, 2026
_____
(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A
ANNUAL REPORT
(EXHIBIT A TO FORM C-AR)
April 21, 2026

32 Biosciences, Inc.

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in the Form C-AR and the Exhibits hereto. This summary may not contain all of the information that may be important to you. You should read the entire Form C-AR carefully, including this Exhibit A and Exhibit B therein.

The Company

32 Biosciences, Inc. is a microbiome-based healthcare company that is developing diagnostic screening tools and prescription therapeutics for the gut microbial organ (gut microbiome). All of the Company's products are in the pre-clinical stage. In April 2024, the Company formalized 32 Biosciences, Inc. as the parent company to Covira Surgical, Inc. and Gateway Biome, Inc., which are now wholly owned subsidiaries of the Company.

The Company was formed on June 5, 2023, in Delaware and is headquartered and qualified to conduct business in Illinois. The Company is pre-revenue stage.

The Company has two wholly-owned subsidiaries: (i) Covira Surgical, Inc., a Delaware company formed on September 17, 2018, which currently holds certain intellectual property focused on surgical infection prevention that is exclusively licensed from the University of Chicago; and (ii) Gateway Biome, Inc., a Delaware company formed on November 7, 2022, which currently holds certain intellectual property focused on IBS diagnosis and management that is exclusively licensed from the University of Chicago.

The Company, having sold securities pursuant to Regulation Crowdfunding under the Securities Act of 1933, is filing this annual report pursuant to Rule 202 of Regulation Crowdfunding for the fiscal year ended December 31, 2025. We have filed this report as of the filing date above, and the report may be found on the Company's website.

The Company's website is https://32biosciences.com/. The information on the Company available on or through our website is not a part of this Form C-AR.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks, including, but not limited to, those noted herein.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises and geopolitical events, including without limitation, COVID-19, can have a significant effect on our business operations and revenue projections.

A significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis. Additionally, geopolitical events, such as wars or conflicts, could result in global disruptions to supplies, political uncertainty and displacement. Each of these crises could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms, if at all.

The amount of capital the Company has on hand may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure additional funds. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with the Company and present and future market conditions. Additionally, our future sources of revenue may not be sufficient to meet our future capital requirements. As such, we may require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We will need to conduct pre-clinical work and clinical trials to validate our products. The results of our pre-clinical work and our clinical trials may not be successful or provide sufficient information to proceed with the full commercialization of our products.

We will need to conduct pre-clinical work and clinical trials to validate and commercialize our products. Conducting pre-clinical work and clinical trials entails a myriad of risks. Such risks include, but are not limited to, the inability to conduct the clinical trials in a timely manner, delays which could substantially increase the costs of such trials, insufficient results or data to support our intended goals of the trials, requirements by regulatory authorities to conduct additional trials and reliance on third parties to administer and conduct the trials. The failure to achieve our end points or to publish peer reviewed results could also have a significant adverse effect on us. Even if we receive clearance or approval of our products, the clearance or approval may be limited to specific indications or limited with respect to its distribution. Further, expanded or additional indications for cleared or approved uses may not be cleared or approved by regulatory authorities, which could limit our potential revenues. Finally, even if we believe that our clinical data are sufficient to support regulatory clearance or approval for our product(s), we may not be able to generate sufficient revenues and our business will be materially adversely affected.

We may not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

Unless we increase our authorized capital stock, we may not have enough authorized common stock to be able to obtain funding by issuing shares of our common stock or securities convertible into shares of our common stock. We may also not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide services for our products.

We depend on third party vendors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if vendors do not provide the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our services may be adversely impacted if companies to whom we delegate certain services do not perform to our, and our customers', expectations. Our vendors may also be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two vendors for a particular service.

We rely on various intellectual property rights, including licensed patents, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, including our licensed patents, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of its board of directors, executive officers and key personnel.

We are dependent on our board of directors, executive officers and key personnel. These persons may not devote their full time and attention to the matters of the Company. The loss of all or any of our board of directors, executive officers and key personnel could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management and other personnel to develop additional expertise. We face intense competition for personnel, making recruitment time-consuming and expensive. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us, which could further delay or disrupt our product development and growth plans.

The development and commercialization of our products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Changes in federal, state or local laws and government regulation could adversely impact our business.

The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. In particular, the Company will require FDA approval and/or clearance and may be subject to some level of FDA oversight. New laws and regulations may impose new and significant disclosure obligations and other operational, marketing and compliance-related obligations and requirements, which may lead to additional costs, risks of non-compliance, and diversion of our management's time and attention from strategic initiatives. Additionally, federal, state and local legislators or regulators may change current laws or regulations which could adversely impact our business. Further, court actions or regulatory proceedings could also change our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we may incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government- imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Description of the Business

32 Biosciences, Inc. is a microbiome-based healthcare company that is developing diagnostic screening tools and prescription therapeutics for the gut microbial organ (gut microbiome). All of the Company's products are in the pre-clinical stage. In April 2024, the Company formalized 32 Biosciences, Inc. as the parent company to Covira Surgical, Inc. and Gateway Biome, Inc., which are now wholly owned subsidiaries of the Company.

Business Plan

Dysbiosis contributes to numerous human diseases. Current medicine lacks FDA approved diagnostic tests for Dysbiosis and there are no FDA approved precision therapeutics for treatment. The Company is focused on developing (i) a gut microbiome diagnostic tool (GB-0001) to measure the functional heath of the gut microbiome, and (ii) target microbiome therapeutics (CS-0003) to modulate the gut microbiome and reduce the risk of diseases by using a non-antibiotic to suppress bacterial virulence gene expression. All of the Company's products are in the pre-clinical stage.

The Company plans to continue its focus on research and development, manufacturing, operations and regulatory work. Any capital we raise in the future will empower us to expand our research and development and manufacturing, grow out our infrastructure and continue our regulatory work required to obtain FDA approval and/or clearance.

The Company's Products and/or Services

Product / Service	Description	Current Market
Gut Microbiome Diagnostic Tool (GB-0001)	Measuring the functional health of the gut microbiomes	Individuals suffering from Irritable Bowel Syndrome
Targeted Microbiome Therapeutics (CS-0003)	Modulating the gut microbiome to reduce the risk of diseases	Individuals with GI surgical site infection (SSI) prophylaxis

Competition

For GB-0001, most competitors are focused on gut composition while we are focused on gut function. These companies include GI-MAP, Zoe, Thorne, Biohm, Gut Zoomer, GIfx, Biomes, GI360, Genetic Analysis, Viome, Day Two, Flore and Ixcela.

For CS-0003, we offer a highly differentiated unique non-antibiotic strategy for reducing the incidence of infection. Competitors include Ferring Pharmaceuticals, Seres Therapeutics, Pfizer, Merck, Polypid, Johnson & Johnson and GSK.

Customer Base

For GB-0001, individuals suffering from Irritable Bowel Syndrome will be the main customers. For CS-0003, the product will be used prophylactically to prevent post-operative surgical site infection (SSI) in individuals undergoing surgery.

Supply Chain

Although the Company is dependent upon certain third-party vendors, the Company has access to alternate service providers in the event its current third-party vendors are unable to provide services or any issues arise with its current vendors where a change is required to be made. The Company does not believe the loss of a current third-party vendor or service provider would cause a major disruption to its business, although it could cause short-term limitations or disruptions.

Intellectual Property*

Application or Registration #	Title	Description	File Date	Grant Date	Country
63/609,291	"Compositions, kits, and methods for assessing microbiome health"	Provisional Patent	December 13, 2023	Pending	USA
9,937,199	"Materials and Methods for Preventing and Treating Anastomotic Leaks"	Patent	March 14, 2013	April 10, 2018	USA
11,571,443 (USA) 3518895EPO (EPO) 201780074195.6 (China)	"Phosporylated tri-block copolymers with anti-microbial products"	Patent	September 29, 2017	February 7, 2023 (USA) May 22, 2024 (EPO) China Pending	USA EPO CHINA
17/049,793	"Materials and Methods of Using an Inhibitor of Plasminogen Activation to Treat Anastomotic Leak"	Patent	April 23, 2019	Pending	USA

The Company has exclusive license agreements with the University of Chicago for the use of patents for both GB-0001 and CS-0003. The license agreement for CS-0003 was with Covira Surgical and entered into in 2019. The expiration date will be based on the last to expire of the licensed patents which is expected to be in or after 2033. The license agreement for GB-0001 was entered into with Gateway Biome in March 2024. The expiration date will be based on the last to expire of the licensed patents which is expected to be in or after 2038. Under both exclusive license agreements, the Company shall pay the University of Chicago a royalty based on net sales and will pay a minimum royalty of $10,000 per year under each agreement.

All other intellectual property is in the form of trade secrets, business methods and know-how and is protected through intellectual assignment and confidentiality agreements with Company employees, advisors and consultants.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. In particular, the Company will require FDA approval and be subject to its oversight. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

DIRECTORS, OFFICERS, MANAGERS AND KEY PERSONS

The directors, officers, managers and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Peter Farmakis	Chairman and CEO	CEO and Chairman of 32 Biosciences, Inc. (and Founder and CEO of Covira Surgical, Inc. and Gateway Biome, Inc.), 2018 – Present Responsible for strategy and general CEO responsibilities. CEO and Director of Gateway Biome, Inc., 2023 – 2024 Responsible for strategy and general CEO responsibilities. CEO and Director of Covira Surgical, Inc., 2020 – 2024 Responsible for strategy and general CEO responsibilities.	Northwestern University, Post-MBA General Management Executive Development Program, 2008 Rutgers University, Post-MBA, Biopharma Innovation Executive Education Program, 2018 University of Illinois Chicago, MBA, Marketing and Strategic Management, 2002 University of Illinois Chicago, B.A., Pre-Physical Therapy and Psychology, 1994
Eugene Chang, M.D., FACP	Scientific Founder and Board Observer	Scientific Founder and Board Observer of 32 Biosciences, Inc. (and Founder and Chief Medical Officer of Gateway Biome, Inc.), 2022 – Present Responsible for Company research. Martin Boyer Professor of Medicine, 1996 – Present Committee on Immunology Committee on Microbiology Committee on Molecular Medicine Committee on Molecular Metabolism and Nutrition Responsible for the study of the intestinal microbes and how they interact with the host.	University of Chicago, Gastroenterology Fellowship, 1976 Johns Hopkins University, M.D., 1972

Joseph Pierre, PhD	Scientific Founder and Board Observer	Scientific Founder and Board Observer of 32 Biosciences, Inc. (and Founder and Chief Scientific Officer of Gateway Biome, Inc.), 2022 – Present Responsible for Company research. Assistant Professor at the University of Wisconsin-Madison, 2021 – Present Responsible for running a lab that employs translational models to study the microbiome and metabolism, including metabolic surgery interventions, clinical nutrition strategies, and host-microbial interactions.	University of Chicago, Post-Doctoral in Gastroenterology, Hepatology and Nutrition, 2017 University of Wisconsin-Madison, PhD, Nutrition Sciences, 2012 University of Wisconsin-Madison, B.S. Natural Sciences- Biology, 2008
Jayson Slotnik, JD, MPH	Director	Director of 32 Biosciences, Inc., 2026 – Present Responsible for Board oversight. Principal and Founding Member of Health Policy Strategies, Inc., 2010 – Present Responsible for health policy consulting and strategic advisory services.	University of Maryland School of Law, J.D., 2001 George Washington University, MPH, 1996 University of Rochester, B.A., English, 1992
Franklin R. Cockerill III, M.D.	Director	Director of 32 Biosciences, Inc., January 1, 2026 – Present Responsible for Board oversight. Founding Partner, Trusted Health Advisors Adjunct Faculty, Arizona State University Responsible for leadership in clinical diagnostics, laboratory medicine, and medical science strategy.	University of Nebraska Medical Center, Doctor of Medicine, 1977 Creighton University, M.D., B.S., 1973 Postgraduate training at Mayo Institute and University of Toronto

Biographical Information

<u>Peter Farmakis</u>: Peter is the CEO and Director of the Company. He is an accomplished executive with diversified leadership experiences in the life science industry including biotech/pharmaceuticals, medical devices, and diagnostics/molecular diagnostics. Throughout his career, Peter has held multiple commercial leadership positions with two large industry leading diversified life science organizations, Johnson & Johnson and Abbott Laboratories, and six privately held early-stage/start-up companies including Gateway Biome, Covira Surgical, VitaHEAT Medical, OraPharma, Unimed Pharmaceuticals, and DynaSplint Systems. Peter completed the General Management Executive Development Program from Northwestern University - Kellogg School of Management. He also attained his MBA in Marketing and Strategic Management from the University of Illinois at Chicago, and his BA in Pre-Physical Therapy and Psychology from the University of Illinois at Chicago. Peter's board experience includes Board of Directors for Gateway Biome, Board of Directors for Covira, CEO Leadership on the Ops Team for Smart Health Catalyst, and past Boards of Director roles including VitaHEAT Medical and Health Industry Supply Chain Institute.

<u>Eugene Chang, M.D., FACP</u>: Dr. Chang is a Scientific Founder and Board Observer of the Company. He is a physician-scientist, whose research has been focused on studies of host-microbe interactions and disease mechanisms of the gut (primarily IBD and metabolic disorders). Eugene runs a lab at the University of Chicago which employs *in vitro*, *ex vivo*, and *in vivo* (experimental and clinical) approaches to define specific mechanisms of action relevant to intestinal epithelial, immune, and metabolic homeostasis. He was an active participant in the NIH Human Microbiome Project and established many of the microbiome core facilities that are being used by investigators in the Biological Science Division (BSD) at the University of Chicago. Numerous studies have been undertaken by BSD investigators through several NIH grants, which involve team science collaborations with colleagues from multi-disciplinary backgrounds. Through these interactions, he has gained administrative and leadership experience, serving as Director for two decades and now as the Co-Director of the P30 Digestive Disease Research Core Center (DDRCC), member of the National Commission on Digestive Diseases, member of the NIDDK Council, Director of the IBD Research Laboratories, past-President of the Gastroenterology Research Group, Chairman of the AGA council, several terms on the governing board of the American Gastroenterological Association, and Director of the University of Chicago Microbiome Medicine Program. Eugene also has an extensive record of successful mentorship over 4 decades as the PI and program director of an NIH training grant (T32) in digestive health and diseases, developer of the Academic Skills Workshop that is now part of the educational portfolio of the American Gastroenterological Association, life-time Master of the Academy of Distinguished Medical Educators at the University of Chicago, and recipient of numerous mentorship and teaching awards. Additionally, Eugene was a Founder and Chief Medical Officer of Gateway Biome, Inc., now a subsidiary of the Company, which was formed from discoveries made in his laboratory that led to the creation of a tool to define the states of health and unhealth of the gut microbial organ (gut microbiome).

<u>Joseph Pierre, PhD</u>: Dr. Pierre is a Scientific Founder and Board Observer of the Company. Joseph was a Founder and Chief Scientific Officer of Gateway Biome, Inc., which was founded in 2022, and is now a subsidiary of the Company. He is an expert experimental biologist and intestinal physiologist who utilizes murine models of obesity and surgical nutrition to investigate microbial-host interactions and intestinal physiology in metabolism. Joseph runs an independent research program at the University of Wisconsin-Madison which specializes in various microsurgery models, including parenteral and enteral nutrition, bariatric surgery such as sleeve gastrectomy, and bile diversion surgery, with a focus on how gastrointestinal signals and the gut microbiome influence gut homeostasis and peripheral metabolism.

<u>Jayson Slotnik</u>: Jayson is a Director of the Company. He is the Principal and Founding Member of Health Policy Strategies, Inc., a health policy consulting firm. Jayson has extensive experience in healthcare policy, reimbursement strategy, and regulatory affairs. His prior roles include Vice President of Reimbursement and Innovation Strategies at United BioSource Corporation and Director of Medicare Reimbursement and Economic Policy at BIO (Biotechnology Innovation Organization). Jayson holds a J.D. and an MPH.

<u>Franklin R. Cockerill III</u>: Dr. Cockerill is a Director of the Company. He is a Founding Partner of Trusted Health Advisors. Dr. Cockerill's prior roles include CEO of Mayo Medical Laboratories, Chair of Mayo Clinic, and CMO of Analyte Health. He brings extensive experience in healthcare leadership, laboratory medicine, and strategic advisory services. Dr. Cockerill holds a B.S. from the University of Nebraska and an M.D. from the University of Nebraska Medical Center / Creighton University, with postgraduate training at Mayo and the University of Toronto.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company has 3 full-time employees and 4 part-time employees. The Company also utilizes independent contractors and advisors.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

In May 2024, the Company authorized and completed a share exchange with shareholders of Covira Surgical, Inc. and Gateway Biome, Inc., respectively, to become the 100% owner of those two companies (the "**2024 Transactions**"). In connection with the 2024 Transactions, the Company increased its authorized capital stock and adopted the 32 Biosciences, Inc. Stock Option and Equity Incentive Plan. As such, the Company's authorized capital stock now consists of 23,000,000 shares of common stock, par value $0.0001 per share (the "**Common Stock**"). Additionally, the 32 Biosciences, Inc. Stock Option and Equity Incentive Plan has 2,531,493 shares of Common Stock authorized for issuance thereunder, which was increased from 1,500,000 in March 2025. As of the date of this Form C-AR, 20,468,507 shares of Common Stock are issued and outstanding. The Company has 2,333,669 options to purchase Common Stock issued and outstanding and an additional 197,824 shares available for issuance under the 32 Biosciences, Inc. Stock Option and Equity Incentive Plan.

Outstanding Capital Stock

As of the date of this Form C-AR, the Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	20,468,507
Par Value Per Share	$0.00001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Common Stock which may dilute the Security.

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C-AR, the Company has the following additional securities outstanding:

Type	Option to Purchase Common Stock
Shares Issuable Upon Exercise	2,333,669*
Voting Rights	The holders of Options to purchase Common Stock are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Each Option, upon exercise, grants the holder of such Option, the right to purchase shares of Common Stock at a pre-determined price.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Options which may dilute the Security.

*723,710 options were originally issued by Covira Surgical, Inc.

Type	SAFEs (Simple Agreements for Future Equity)
Principal Amount Outstanding	$400,000*
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Valuation cap of $31,250,000; Discount of 20%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs which may dilute the Security.

*Includes the conversion of $100,000 in SAFEs originally issued by Gateway Biome on different terms into these SAFEs and terms.

Type	SAFEs (Simple Agreements for Future Equity)
Principal Amount Outstanding	$1,610,000
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Valuation cap of $31,250,000
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs which may dilute the Security.

Type	SAFE (Simple Agreement for Future Equity)
Face Value	$516,227*
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Valuation cap of $31,250,000
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs which may dilute the Security.

*Includes 7,628 in SAFEs issued to the Intermediary as a commission.

Type	SAFEs (Simple Agreements for Future Equity)
Principal Amount Outstanding	$1,065,000
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Valuation cap of $31,235,000
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs which may dilute the Security.

Outstanding Debt

As of the date of this Form C-AR, the Company has the following debt outstanding:

Type	SBA EIDL Loan with Covira Surgical, Inc.
Amount Outstanding	$200,000
Interest Rate and Amortization Schedule	3.75% per annum. Installment payments, including principal and interest of $1,030 monthly, starting June 2024. The balance of principal and interest will be payable thirty (30) years from the date of the promissory note.
Description of Collateral	All assets.
Other Material Terms	N/A
Maturity Date	December 31, 2051

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued/Holders	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Common Stock*	$275,000	340,000	Research & Development and General Working Capital	September 16, 2022	Section 4(a)(2)
Common Stock*	$977,516	1,142,215	Research & Development and General Working Capital	September 16, 2022	Reg CF
SAFE (Simple Agreement for Future Equity)	$400,000**	8	Research & Development and General Working Capital	April 17, 2023; March 20, 2024; May 24, 2024 May 29, 2024	Regulation D, Rule 506(b)
Option to Purchase Common Stock	$0	2,333,669***	N/A	Various dates between 2020 and January 23, 2026	Rule 701
SAFE (Simple Agreement for Future Equity)	$1,610,000	14	Research & Development and General Working Capital	Various dates between June 1, 2024 and December 31, 2024	Regulation D, Rule 506(b)
SAFE (Simple Agreement for Future Equity)	$516,227****	236	Research & Development and General Working Capital	December 20, 2024	Reg CF
SAFE (Simple Agreement for Future Equity)	$1,065,000	3	Research & Development and General Working Capital	March 30, 2025	Section 4(a)(2)

*Raised by Covira Surgical, Inc. These shares were exchanged for shares in the Company in May 2024.

**Includes the conversion of $100,000 in SAFEs originally issued by Gateway Biome on different terms into these SAFEs and terms.

***723,710 options were originally issued by Covira Surgical, Inc. The Stock Option and Equity Incentive Plan has been expanded to 2,531,493 shares authorized for issuance.

****Includes $7,628 in SAFEs issued to the Intermediary as a commission.

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Peter Farmakis	6,999,892 shares of Common Stock	34.198%
John Alverdy, M.D.	4,507,516 shares of Common Stock	22.022%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and in the financial statements attached hereto as <u>Exhibit B</u>, in addition to the following information.

Cash and Cash Equivalents

As of February 28, 2026, the Company had an aggregate of approximately $1,800,000 in cash and cash equivalents, leaving the Company with approximately 18 months of runway. Runway is calculated by dividing cash-on-hand by average monthly net loss (if any).

Liquidity and Capital Resources

In December 2024, the Company completed an offering of SAFEs (Simple Agreement for Future Equity) pursuant to Regulation CF and raised $508,598 (excluding $7,628 in SAFEs issued to the Intermediary as a commission). The Company also completed a private SAFE offering in March 2025 which raised $1,065,000.

The Company has historically been capitalized by raising capital through securities offerings. The Company plans to continue to try to raise additional capital through crowdfunding offerings, equity issuances, or any other method available to the Company.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

Although the Securities provide certain terms, including a valuation cap, the Company has ascribed no valuation to the Company, the Securities are priced arbitrarily and the Company makes no representations as to the reasonableness of any specified valuation cap.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

(a) In 2023, the Company received $15,974 from related party companies that are owned by stockholders in the Company and are under common control. These funds were for the repayment of current and future Company expenses in connection with the Company's consolidation of Covira Surgical, Inc. and Gateway Biome, Inc, which occurred during 2024.

(b) In March 2019, Covira Surgical entered into an exclusive license agreement with a research-based university, a shareholder, for the purpose of selling licensed products in exchange for research and development services, and intellectual property protection and maintenance fees.

EXHIBIT B
FINANCIALS (UNAUDITED)
(EXHIBIT B TO FORM C-AR)

April 21, 2026

32 Biosciences, Inc.

32 Biosciences

Balance Sheet

As of December 31, 2025

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Certificate of Deposit	1,000,000.00
COMM MONEY MARKET (5889) - 1	821,660.04
COMMERCIAL CHECKING (7383) - 1	
Total Bank Accounts	**$1,857,311.19**
Other Current Assets	**$49,637.50**
Total Current Assets	**$1,906,948.69**
Fixed Assets	**$331.89**
Other Assets	**$184,205.78**
TOTAL ASSETS	**$2,091,486.36**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	**$1,275.00**
Credit Cards	**$10,420.33**
Other Current Liabilities	**$346,985.21**
Total Current Liabilities	
Long-Term Liabilities	
Accrued Interest	10,450.46
Deferred Compensation Liability	840,000.00
Due to Covira	729,625.01
Due to Gateway Biome	19,295.10
EIDL Loan	200,000.00
SAFE	3,578,844.62
Total Long-Term Liabilities	**$5,378,215.19**
Total Liabilities	**$5,736,895.73**
Equity	
30000 Opening Balance Equity	0.00
32000 Retained Earnings	-2,850,259.69
Additional Paid in Capital	1,324,203.27
Common Stock	276,521.25
Common Stock Start Engine	977,532.01
Discount on Issuance of Shares	-177,641.98
Financing Costs	-104,335.19
Net Income	-3,091,429.04
Total Equity	**$ -3,645,409.37**
TOTAL LIABILITIES AND EQUITY	**$2,091,486.36**

Profit and Loss - Prior Month

32 Biosciences

January 1-December 31, 2025

	TOTAL
Income	
Gross Profit	
Expenses	
5000 Interest Expense	10,560.03
60000 Advertising and Marketing	36,724.00
60200 Automobile Expense	1,902.18
62400 Depreciation Expense	5,000.00
63300 Insurance Expense	7,370.87
64300 Meals and Entertainment	8,402.85
66000 Payroll Expenses	704,627.83
66700 Professional Fees	452,368.96
67100 Rent Expense	14,832.00
68400 Travel Expense	10,481.64
8100 Research & Development	
8106 Lab / Research Supplies – R&D	293.78
Total for 8100 Research & Development	**$293.78**
Bonuses	180,000.00
Fees	0.00
Health Insurance	43,754.12
Office Expenses & Software	
60400 Bank Service Charges	-82.12
61700 Computer and Internet Expenses	12,092.88
62500 Dues and Subscriptions	13,990.64
64900 Office Supplies	282.21
68100 Telephone Expense	1,538.73
Office Expense	4,086.17
Postage	9.80
Total for Office Expenses & Software	**$31,918.31**
Parking and Tolls	611.50
Payroll Taxes	45,342.70
Research and Development	326,251.24
Unapplied Cash Bill Payment Expense	0.00
Total for Expenses	**$1,880,442.01**
Net Operating Income	**-$1,880,442.01**
Other Income	
4000 Interest Income	26,676.24
Total for Other Income	**$26,676.24**
Other Expenses	
Amortization Expense	78,143.00
Stock Compensation Expense	1,159,520.27
Total for Other Expenses	**$1,237,663.27**
Net Other Income	**-$1,210,987.03**
Net Income	**-$3,091,429.04**